SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)


                       Meridian Medical Technologies, Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.10 par value
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                         (Title of Class of Securities)

                                    589658103
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                                 (CUSIP Number)


       Robert G. Foster, 4 Milk Street, Portland, ME 04101 (207) 780-0904
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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                                  April 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of   Pages

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Commonwealth BioVentures V Limited Partnership

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              Not Applicable
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                 0
                                ------------------------------------------------
                                         8          SHARED VOTING POWER

                                                         36,297
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                                         9          SOLE DISPOSITIVE POWER

                                                         0
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                        36,297
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               36,297
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.83%
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     14        TYPE OF REPORTING PERSON*

               PN
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

Schedule 13D                      Commonwealth BioVentures V Limited Partnership


ITEM 2.  IDENTITY AND BACKGROUND

     The reporting person's name is Commonwealth BioVentures V Limited Partnership, a Delaware limited partnership. The reporting person's principal business is that of a venture capital fund. The general partner of the reporting person is BioVenture Partners Limited Partnership, a Delaware limited partnership ("BVLP"). The general partner of BVLP is Commonwealth BioVentures, Inc., a Massachusetts corporation ("CBI"). The President and principal stockholder of CBI is Robert Foster, a U.S. citizen. The business address for each of the entities and the individual identified above is 4 Milk Street, Portland, ME 04101.

     During the last five years, none of the entities or the individual identified in the paragraph above have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The number of shares of the Issuer's common stock that the reporting person may be deemed to beneficially own is 36,297 (the "Shares"), representing approximately 0.83% of the reported outstanding shares of the Issuer's common stock as of February 28, 2002. By virtue of the relationships described in Item 2 above among the reporting person, BVLP, CBI and Mr. Foster, the reporting person shares the power to vote and the power to dispose of the Shares with each of those persons. The reporting person ceased to be a beneficial owner of more than 5% of the Issuer's common stock between November 30, 2001 and February 28, 2002 as a result of a reported increase in the aggregate number of outstanding shares of the Issuer's common stock between those two dates.

     The reporting person, a venture fund, is in its last year of existence and has commenced liquidating fund investments in contemplation of the reporting person's termination and winding up of its business. On April 1, 2002, the reporting person distributed to its limited partners an aggregate of 150,000 shares of the Issuer's common stock registered in the reporting person's name in accordance with the terms of the reporting person's limited partnership agreement (the "Distribution"). The Distribution was effected solely as part of the reporting person's investment liquidation process and was not influenced by or otherwise based upon the reporting person's evaluation of the Issuer's current or anticipated business, financial, or stock price performance.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                 COMMONWEALTH BIOVENTURES
                                 V LIMITED PARTNERSHIP
                                 By: Bioventure Partners Limited
                                 Partnership, its general partner
                                 By: Commonwealth BioVentures, Inc., its
                                 general partner


April 2, 2002                    By: /s/ Robert G. Foster
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                                     Robert G. Foster, President